UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2021

Virtuoso Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39913	82-2749750
(State or other jurisdiction	(Commission File No.)	(IRS Employer
of incorporation)		Identification No.)

180 Post Road East

Westport, Connecticut 06880

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (203) 227-1978

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	VOSOU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	VOSO	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	VOSOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed on May 28, 2021, Virtuoso Acquisition Corp. (“Virtuoso”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”), Yellowstone Merger Sub, Inc., a Delaware corporation and direct, wholly-owned Subsidiary of the Company (“Merger Sub”), Wejo Bermuda Limited, a Bermuda private company limited by shares, (“Limited”), and Wejo Limited, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”). Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) Merger Sub will merge with and into Virtuoso, with Virtuoso being the surviving corporation in the merger and a direct, wholly-owned subsidiary of the Company (the “Merger”, and together with the transactions contemplated by the Merger Agreement and the other related agreements entered into in connection therewith, the “Transactions”); and (ii) all Wejo shares will be purchased by the Company in exchange for common shares of the Company, par value $0.001 (the “Company Common Shares”).

Forward Purchase Agreement

On November 10, 2021, each of Apollo A-N Credit Fund (Delaware), L.P., Apollo Atlas Master Fund, LLC, Apollo Credit Strategies Master Fund Ltd., Apollo PPF Credit Strategies, LLC and Apollo SPAC Fund I, L.P. (each a “Seller”) entered into an agreement, on a several and not joint basis, with Wejo (the “Forward Purchase Agreement”) for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”). Each Seller intends, but is not obligated, to purchase shares of Virtuoso’s Class A Common Stock, par value 0.00001 per share, (the “VOSO Shares”) from holders of Shares, including holders (other than Virtuoso or affiliates of Virtuoso) who have redeemed Shares or indicated an interest in redeeming Shares pursuant to the redemption rights set forth in Virtuoso’s Certificate of Incorporation in connection with the Business Combination (such redeemed or redeeming holders, the “Redeeming Holders”). Pursuant to the terms of the Forward Purchase Agreement, each Seller has agreed to waive any redemption rights with respect to any such VOSO Shares purchased from the Redeeming Holders in connection with the Business Combination.

Subject to certain termination provisions, the Forward Purchase Agreement provides that on the 2-year anniversary of the effective date of the Forward Purchase Transaction (the “Maturity Date”), each Seller will sell to Wejo the number of shares purchased by such Seller (up to a maximum of 7,500,000 shares across all Sellers) of VOSO Shares (or any shares received in a share-for-share exchange pursuant to the Business Combination) (the “FPA Shares”) at a price equal to the per share redemption price of VOSO Shares calculated pursuant to Section 9.2 of Virtuoso’s Certificate of Incorporation (the “Forward Price”). In consideration for such sale, one business day following the closing of the Business Combination, such Seller will be paid an amount equal to the Forward Price multiplied by the number of FPA Shares underlying the Transaction between such Seller and Wejo (the “Prepayment Amount”).

At any time, and from time to time, after the closing of the Business Combination, each Seller may sell FPA Shares at its sole discretion in one or more transactions, publicly or privately and, in connection with such sales, terminate the Forward Purchase Transaction in whole or in part in an amount corresponding to the number of FPA Shares sold (the “Terminated Shares”) with notice required to Wejo within one business day following any such sale. On the settlement date of any such early termination, such Seller will pay to Wejo a pro rata portion of the Prepayment Amount representing the Forward Price for the Terminated Shares. At the Maturity Date, each Seller will transfer any remaining FPA Shares to Wejo in satisfaction of its obligations under the Forward Purchase Agreement.

Wejo may deliver a written notice to each Seller requesting partial settlement of the transaction subject to there being a remaining percentage of the FPA Shares (the “Excess Shares”) that has not become Terminated Shares within a six month or one year period. The amount paid in such early settlement to Wejo is equal to the lesser of (i) the number of such Excess Shares sold in the early settlement multiplied by the Forward Price and (ii) the net sale proceeds received by such Seller for such Excess Shares sold in the early settlement. In certain circumstances, Wejo may also request that each Seller transfers such Excess Shares to a designee of Wejo rather than selling such shares in the market.

The foregoing description is only a summary of the Agreement and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein. The Agreement is included as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with material information regarding its terms and the transaction. It is not intended to provide any other factual information about Wejo or Seller and its affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of that agreement; are solely for the benefit of the parties to the Agreement; may have been made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Wejo or Seller and its affiliates.

Additional Subscription Agreement

Concurrently with the Merger Agreement on May 28, 2021, the Company entered into certain common stock subscription agreements (the “Subscription Agreements”) with certain subscribers (the “Investors”) pursuant to which, the Company has agreed to issue and sell to the Investors, in the aggregate, $100 million of Company Common Shares at a purchase price of $10.00 per share (“PIPE Investment”). The closing of the PIPE Investment is conditioned on the ratification or waiver of all conditions set forth in the Merger Agreement and other customary closing conditions, and the Transactions will be consummated immediately following the closing of the PIPE Investment. As previously disclosed, on June 25, 2021, Virtuoso and the Company entered into two additional subscription agreements (“Initial Additional Subscription Agreements”) with strategic investors (“Initial Additional Investors”), pursuant to which Virtuoso and the Company agreed to sell to the Initial Additional Investors an additional aggregate amount of $25 million of Company Common Shares at a purchase price of $10.00 per share. The Initial Additional Subscription Agreements have substantially the same terms as the previously announced Subscription Agreements.

On November 10, 2021, Virtuoso and the Company entered into one additional subscription agreement (“Additional Subscription Agreement”) with an investor (“Additional Investor”), pursuant to which Virtuoso and the Company agreed to sell to the Additional Investor an additional aggregate amount of $3.5 million of Company Common Shares at a purchase price of $10.00 per share. The Additional Subscription Agreement has substantially the same terms as the previously announced Subscription Agreements.

The foregoing description of the Additional Subscription Agreement is not complete and is qualified in its entirety by reference to the form of subscription agreement filed as Exhibit 10.2 to the Current Report and which is incorporated herein by reference.

On November 10, 2021, the Company and Virtuoso issued a press release announcing Wejo’s entry into the Forward Purchase Agreement and the Additional Subscription Agreement, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 8.01. Other Events.

Virtuoso is providing additional information to its stockholders, as described in this Current Report on Form 8-K. These disclosures should be read in connection with the definitive proxy statement/prospectus, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the definitive proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the definitive proxy statement/prospectus. Defined terms used but not defined herein have the meanings set forth in the definitive proxy statement/prospectus and all page references are to pages in the definitive proxy statement/prospectus. Virtuoso makes the following amended and supplemental disclosures:

1. Page 50 of the definitive proxy statement/prospectus is hereby amended by adding the additional text:

Recent Developments

On November 10, 2021, Virtuoso and the Company entered into one additional subscription agreement with an investor, pursuant to which Virtuoso and the Company agreed to sell to the additional investor an additional aggregate amount of $3.5 million of Company Common Shares at a purchase price of $10.00 per share, for a total PIPE Investment of $128,500,000. The additional subscription agreement has substantially the same terms as the previously entered subscription agreements.

The supplemental and amended disclosures set forth above should be read together with the definitive proxy statement/prospectus and are being made available to stockholders for informational purposes only. If you have already returned your proxy card, or voted by other means, you do not need to take any action unless you wish to change your vote. If you have already submitted your proxy for the Special Meeting and wish to revoke or change your vote, you may do so at any time before it is exercised by submitting a later-dated proxy or written revocation to the transfer agent, or by attending the Special Meeting virtually and voting online.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), and thereafter declared effective on October 22, 2021, including the definitive proxy statement/prospectus filed on October 22, 2021 in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was thereafter declared effective on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 was declared effective, the definitive proxy statement/prospectus was mailed to Virtuoso’s stockholders as of a record date of October 14, 2021 for voting on the proposed business combination. Stockholders are also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus for the proposed business combination. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

No.	Description
10.1	Forward Purchase Agreement, dated November 10, 2021, between and among Apollo A-N Credit Fund (Delaware), L.P., Apollo Atlas Master Fund, LLC, Apollo Credit Strategies Master Fund Ltd., Apollo PPF Credit Strategies, LLC, Apollo SPAC Fund I, L.P and Wejo Limited.

10.2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Virtuoso’s Current Report on Form 8-K filed on May 28, 2021).

99.1	Press Release dated November 10, 2021

104	Cover Page Interactive Date File (embedded within Inline XBRL Documents)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Virtuoso Acquisition Corp.

By:	/s/ Jeffrey Warshaw
Jeffrey Warshaw
Chief Executive Officer

Date: November 12, 2021